NO ACT

DE
12-23-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010658

February 22, 2010

Received SEC
FEB 22 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Johnson & Johnson
Incoming letter dated December 23, 2009

Dear Ms. Ising:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to Johnson & Johnson by Vicki Lee Martin. We also have received a letter from the proponent dated January 2, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Vicki Lee Martin

FISMA & OMB Memorandum M-07-16

February 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 23, 2009

The proposal orders that the board direct the company's management to verify the employment legitimacy of all future employees "by both Social Security and Homeland Security E-Verify systems" and, when permitted by Congress, verify all current workers and immediately terminate any employees not in compliance.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to Johnson & Johnson's ordinary business operations. In this regard, we note that the proposal relates to the specific procedures Johnson & Johnson must use to verify the employment eligibility of its employees. Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

2 January 2010

FISMA & OMB Memorandum M-07-16

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA E-MAIL
eising@gibsondunn.com

Dear Ladies and Gentlemen:

The objection to my proxy proposal is that it "interferes with ordinary daily business", i.e. Rule 14a-8(i)(7)

I apologize for not being more clear. I am not at all concerned about the ordinary business operations of Johnson and Johnson. I am concerned about 1) my financial investment in Johnson and Johnson and 2) the "good name" of the company which has taken over 100 years to build. This "good name" or "good reputation" translates to consumer trust in JNJ products and "good citizenship" leading to consumers buying those products and Johnson and Johnson becoming a world leader in the market.

I am concerned about those UNUSUAL DAYS when United States Immigration Customs Enforcement comes to call and remove all employees not able to prove their legitimacy in the U.S. workforce. These events tend to be highly reported on both TV /radio news and print media leading to a loss of faith in the company involved. . .i.e. loss of reputation or "good name" and loss of market share.

ICE does not make daily raids. ICE does not make weekly raids. ICE visits are rare.

My proxy is oriented to the unusual occurrence, one day in history perhaps, that ICE comes to remove illegal workers. Like a conscientious student prepares to make a good showing at the final exam, my suggestion is to make a good showing of meticulous and conscientious employment procedures to government officials on that once ever day.

However, if E-Verify procedures are in effect it is very likely that that unusual day will never happen as there will be no reports of illegal workers for ICE to come remove.

Sincerely,



Vicki Lee Martin

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 23, 2009

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 45016-01913

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Vicki Lee Martin*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Vicki Lee Martin (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, as submitted by the Proponent in her e-mail dated November 12, 2009, requests the following:

> That JNJ stockholders order the Board direct management of Johnson and Johnson Company and all subsidiaries to verify the employment legitimacy of all future JNJ workers by both Social Security and Homeland Security E-Verify systems. When permitted by Congress, our company will verify all current workers and immediately terminate any employees not in compliance.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With A Matter Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis that they could not . . . be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. The Proposal Involves Ordinary Business Matters Because It Relates To The Company's Decision To Dismiss Employees.

The Proposal asks the Company to verify the employment status of each current and future employee using specific verification methods and to immediately terminate the employment of employees found to be ineligible to work in the United States. Staff precedent indicates that decisions with respect to such employment-related matters are routine issues normally left to the day-to-day managers of a company and therefore are excludable under Rule 14a-8(i)(7). The Staff has explained:

> As a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, *employee hiring and firing,* conditions of the employment and employee training and motivation.

United Technologies (avail. Feb. 19, 1993) (emphasis added).

The Commission reaffirmed this position in the 1998 Release, which cited "the management of the workforce, such as the *hiring, promotion, and termination of employees,* decisions on production quality and quantity, and the retention of suppliers" as examples of proposals that are excludable under the ordinary business exception (emphasis added). In accordance with this view, the Staff consistently has determined that shareholder proposals relating to terminating employees are properly excludable in reliance on Rule 14a-8(i)(7) and its predecessor. For example, the Staff has found in numerous instances that shareholder proposals calling for the termination of certain classes of employees relate to a company's ordinary business operations. In *Phillip Morris Companies Inc.* (avail. Feb. 22, 1999), a shareholder proposal requested that the board implement a policy that any company representative convicted of lying under oath or found guilty of fraud with respect to company operations be "immediately terminated." The Staff concurred that this proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (*i.e.*, the decision to dismiss employees). *See also RJR Nabisco Holdings Corp.* (avail Feb. 22, 1999); *UST Inc.* (avail. Feb. 22, 1999) (concurring in each letter that the company could exclude shareholder proposals identical to the *Phillip Morris Companies* proposal on ordinary business grounds). Similarly, in *The Southern Co.* (avail. Mar. 10, 2006), a shareholder proposal required that any employee of the company who committed fraud in the course of their employment have their employment terminated. The Staff concurred that this proposal could be excluded under Rule 14a-8(i)(7) due to its relation to the company's ordinary business operations (*i.e.*, the decision to dismiss employees). Finally, in *Merck & Co., Inc.* (avail. Feb. 9, 2001), the Staff concurred that a proposal requiring, in part, that employees with "no credible record of contribution to the discovery or development of an FDA-approved drug during the last fifteen years, or who have violated the standards of professional and personal ethics generally recognized by the scientific community, be dismissed" could be excluded under Rule 14a-8(i)(7) as ordinary business (*i.e.*, the decision to dismiss employees). In the instant case, the Proposal asks the Company to "verify all current workers and immediately terminate any employees not in compliance." Thus, just as in the shareholder proposals mentioned above, the Proposal seeks to regulate when the Company acts to dismiss certain employees.

In addition, the Staff consistently has concurred that shareholder proposals calling for the removal of specific employees or categories of employees, such as those mentioned in the Proposal, are excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business. *See, e.g., Consolidated Edison, Inc.* (avail. Feb. 24, 2005) (concurring in the exclusion of a proposal requesting the termination of certain personnel supervisors as relating to the company's ordinary business operations (*i.e.*, the termination, hiring or promotion of employees)); *Allegheny Energy, Inc.* (avail. Mar. 3, 2003) (concurring in the exclusion of a proposal requesting the removal of certain executive officers as relating to the company's ordinary business operations (*i.e.*, the termination, hiring or promotion of employees)). Similarly, the Proposal seeks to require the Company to terminate the employment of Company employees for whom the Company cannot verify their "employment legitimacy."

Thus, we believe the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal seeks to require the Company to take employment-related actions—dismissing Company employees—that are directly related to the Company's day-to-day management.

B. The Proposal Involves Ordinary Business Matters Because It Relates To The Company's Legal Compliance Program.

The Proposal requests that the Company and its subsidiaries verify the employment legitimacy of all current and future employees, pursuant to specified procedures, and immediately terminate any employee not authorized to work in the United States. Thus, the Proposal also is excludable as ordinary business as it relates to the Company's compliance with applicable law, particularly the Company's compliance with the Immigration Reform and Control Act of 1986 ("IRCA"), 8 U.S.C. § 1324a and Section 274A of the Immigration and Nationality Act ("INA"), 8 U.S.C. § 1324a, and its programs and procedures for complying with these legal obligations.

The Company and its U.S. subsidiaries are required by law to verify the employment eligibility of each employee hired since November 7, 1986 under IRCA. To do so, the Company and each of its U.S. subsidiaries must complete an United States Citizenship and Immigration Services ("USCIS") Form I-9, the Employment Eligibility Verification Form, for each employee it hires, and examine certain documents that establish the employee's eligibility to work in the United States. IRCA also requires the Company and its U.S. subsidiaries to retain the completed

Form I-9 and allow inspection of such forms by several federal agencies, including the USCIS and the Department of Labor. The Company and its U.S. subsidiaries comply with these legal obligations and verify the employment eligibility of employees hired since IRCA took effect. In addition, INA makes it unlawful for a U.S. employer to continue employing an individual when the employer knows the employee is or has become unauthorized with respect to such employment. The Company and its U.S. subsidiaries, in compliance with this law, take appropriate action to pursue termination of the employment of any individual who is found to be ineligible to work in the United States, regardless of whether they were hired before or after IRCA's enactment. The Proposal seeks to micro-manage the Company's processes for complying with these legal obligations by imposing specific procedures the Company must use to comply with these legal obligations (*i.e.*, the use of both Social Security and Homeland Security E-Verify systems).

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals seeking to micro-manage the manner in which a company complies with its legal obligations. For example, in *Lowe's Companies, Inc.* (avail. Mar. 12, 2008), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing proper classification of employees and independent contractors. Notably, in *Lowe's Companies*, the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) because it concerned the company's general legal compliance program. *See also H&R Block Inc.* (avail. Aug. 1, 2006) (concurring with the exclusion of a proposal requesting a legal compliance program regarding lending policies); *Halliburton Co.* (avail. Mar. 10, 2006) (concurring with the exclusion of a proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); *Hudson United Bancorp* (avail. Jan. 24, 2003) (concurring with the exclusion of a proposal requesting the board to appoint an independent shareholder committee to investigate possible corporate misconduct on the basis that it related to the general conduct of a legal compliance program); *Humana Inc.* (avail. Feb. 25, 1998) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) because it related to the conduct of a legal compliance program where the proposal requested that the board oversee an "anti-fraud compliance committee" and the company was engaged in a regulated industry with significant compliance obligations).

The Proponent has requested that the Company comply with its legal obligations by taking the specific actions set forth in the Proposal (*i.e.*, by using both Social Security and Homeland Security E-Verify systems), when in fact the Company already, as a matter of its ordinary business, has put programs in place to comply with the employment eligibility verification requirements imposed on it by law. The Company's management is in the best position to determine the best way for the Company to comply with IRCA, INA and related requirements in this regard, and those determinations are a part of the Company's legal compliance program. Thus, as in *Lowe's Companies*, the Proposal seeks to regulate a fundamental aspect of the Company's day-to-day operations.

The Proposal concerns the Company's procedures for complying with applicable law regarding its employees. Therefore, like the proposals discussed above, the Proposal deals with the Company's day-to-day business operations regarding legal compliance, and, as a result, the Company may exclude it from the 2010 Proxy Materials under Rule 14a-8(i)(7).

C. *Regardless Of Whether The Proposal Touches Upon Significant Policy Issues, The Entire Proposal Is Excludable Due To The Fact That It Addresses Ordinary Business Matters.*

The precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Staff consistently has concurred that a shareholder proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant policy issue. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. *See also Fluor Corp.* (avail. Feb. 3, 2005) (proposal requesting a statement regarding the offshore relocation of jobs, previously found by the Staff to constitute a significant policy, was nonetheless excludable under Rule 14a-8(i)(7) because the proposal also sought information regarding the ordinary business matters of job loss and job elimination).

The mere fact that the Proponent frames the Proposal around the topic of illegal immigration does not overcome the fact that the Proposal, as discussed above, deals with tasks that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to micro-manage the company by probing too deeply into complex matters upon which shareholders are not equipped to render decisions. Further, the Staff previously has concurred that matters relating to illegal immigration are excludable where, as here, the focus of the proposal is on ordinary business decisions. For example, in *Bank of America Corp.* (avail. Jan. 22, 2009), the shareholder proposal requested that the company stop accepting identification issued by foreign countries as adequate identification for the provision of banking services and included supporting statements indicating that the proposal concerned illegal immigration. The Staff concurred with the company's assertion that this did not raise a significant policy issue, and the proposal was found to be excludable under Rule 14a-8(i)(7) on ordinary business grounds (*i.e.*, sale of particular services). Similarly, in *Bank of America Corp.* (avail. Feb. 27, 2008), the shareholder proposal requested a report disclosing, among other things, the company's policies and practices regarding the issuance of credit cards to individuals without Social Security numbers and included supporting statement indicating that the proposal concerned illegal immigration. The Staff concurred that this proposal could be excluded under Rule 14a-8(i)(7) as ordinary business (*i.e.*, credit polices, loan underwriting and customer relations) despite the policy issues raised by the proponent.

Accordingly, we believe that the Proposal does not "transcend the day-to-day business matters" in the manner contemplated by the 1998 Release and is properly excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Steven M. Rosenberg, the Company's Corporate Secretary and Associate General Counsel, at (732) 524-2452.

Sincerely,



Elizabeth A. Ising

EAI/ksb
Enclosures

cc: Steven M. Rosenberg, Johnson & Johnson
Vicki Lee Martin

Exhibit A

From: vicki martin [mailto***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 12, 2009 7:59 PM
To: Rosenberg, Steven M. [JJCUS]
Cc: Vicki Martin
Subject: Shareholder Proxy from V. Martin

srosenb@its.jnj.com

Dear Mr. Rosenberg:

Please find below my shareholder proxy proposal. I have held Johnson and Johnson for several years and intend to hold my shares past 22 April 2010. My Holder Account Number is

Thank you for the SEC rules.

Sincerely,

Vicki Lee Martin

P.S. Should I send this by postal as well so you can check my signature?

The _New York Times_ reported (9/5/09) American unemployment for teens (25.5%), blacks (15.1%),American hispanics (13.0%) Currently overall unemployment is 10.2%.

America has 15/20 million illegal aliens taking 1-10 million jobs, mainly low skill "entry level" positions. Third world economies have cheaper costs of living and salaries. In Mexico minimum DAILY wages equal about half American minimum HOURLY wages. Yearly American taxpayers pay $338 BILLION to just educate, medicate, and incarcerate illegal aliens while these foreigners send approximately $80 Billion home.

The Department of Homeland Security developed E-Verify program for employers to verify the legality of job applicants. This system is 99.8% accurate, fast, and free. It is required for all federal contractors and sub-contractors. Arizona , Mississippi, and South Carolina require all employers use E-Verify. Fifteen more states require E-Verify for government contractors and subcontractors. E-Verify legislation is pending in more states.

The "Green cards" and I-9 forms required of foreign workers are easily counterfeited. Companies relying on them are imperiled by ICE raids arresting illegal workers. Henningsen Egg plant is being sued for wrongful termination by an irate worker discharged after nine years. She charges Henningsen knowingly recruited illegal aliens and gave them preferential treatment. Time and money taken by this civil suit and new attention from ICE could have easily been avoided. The widow of a Houston, Texas police officer killed by an illegal alien is considering suing Houston, Houston Police

Department and certain officials for the wrongful death of her husband. The employer of the killer illegal alien settled a civil suit for over $10 million. He awaits sentencing next year for up to $250,000 fine and up to ten years incarceration.

The crime rate for illegal aliens is over double that of American citizens. The FBI estimates half of all criminal gang members are illegal aliens. All 9-11 terrorists were in violation of at least one immigration law according to the National Committee on Terrorist Attacks.

We Johnson and Johnson shareholders would hate to see our company court-ordered to pay mega millions for the actions of an illegal worker--even one committing an unintentional crime like vehicular homicide with or without DUI. We shareholders would RESENT taking a major hit to our investments by a SWIFT action from ICE agents when it is easily prevented by meticulous hiring documentation.

Therefore Be It Resolved: That JNJ stockholders order the Board direct management of Johnson and Johnson Company and all subsidiaries to verify the employment legitimacy of all future JNJ workers by both Social Security and Homeland Security E-Verify systems. When permitted by Congress, our company will verify all current workers and immediately terminate any employees not in compliance.

Sincerely,
Vicki Martin, Shareholder

22 October 2009

FISMA & OMB Memorandum M-07-16

Secretary
Johnson and Johnson
One Johnson and Johnson
New Brunswick
N. J. 08933

Dear Secretary:

Please find enclosed my proxy proposal for the 2010 meeting.

Sincerely,
Vicki Martin
Account #

Proxy submitted by Vicki Lee Martin
Account # .

The _New York Times_ reported (9/5/09) American unemployment for teens (25.5%), blacks (15.1%), American Hispanics (13.0%) with overall unemployment at 9.8%.

America has 15/20 million illegal aliens taking 1-10 million jobs, mainly low skill "entry level" positions. Third world economies have cheaper costs of living and salaries. In Mexico minimum DAILY wages equal about half American minimum HOURLY wages. Yearly American taxpayers pay $338 BILLION to just educate, medicate, and incarcerate illegal workers while these aliens send $80 Billion home.

The Department of Homeland Security developed E-Verify program for employers to verify legality of job applicants. This system is 99.8% accurate, fast, and free. It is required for all federal contractors/ sub-contractors. Arizona, Mississippi, and South Carolina require all employers use E-Verify. Fifteen more states require E-Verify for government contractors/ subcontractors. E-Verify is pending in more states.

Both the I-9 form and the "green card" are easily counterfeited. This results in companies relying on them to be imperiled by ICE raids arresting illegal workers. Henningsen Egg plant is being sued for wrongful termination by an irate worker discharged after nine years who is charging Henningsen knowingly recruited illegal workers and gave them preferential treatment. Time and money taken by this civil suit and new attention from ICE could have easily been avoided. The widow of a Houston, Texas police officer killed by an illegal alien may sue Houston, Houston Police Department, and individual officials for the wrongful death of her husband. The landscaper boss of the illegal alien killer has settled a civil suit for over $10 Million and awaits sentencing later this year.

The crime rate for illegal aliens is over double that of American citizens. The FBI estimates half of all criminal gang members are illegal aliens. All 9-11 terrorists were in violation of at least one immigration law according to the National Committee on Terrorist Attacks.

Good citizenship and corporate management requires abiding by law. Good sense requires proactive protection of company assets, including a good reputation.

We Johnson and Johnson shareholders would hate to see our company court-ordered to pay mega millions for the actions of an illegal worker--even one committing an unintentional crime like vehicular homicide with or without DUI. We shareholders would RESENT taking a major hit to our investments by a SWIFT action from ICE agents when it is easily prevented by meticulous hiring documentation.

Therefore Be It Resolved: That Johnson and Johnson stockholders recommend the Board direct management of Johnson and Johnson Company and all subsidiaries to verify the employment legitimacy of all future Johnson and Johnson workers by both Social Security and Homeland Security E-Verify systems. When permitted by Congress, Johnson and Johnson will verify all current workers and immediately terminate any employees not in compliance. As more states require E-Verify Johnson and Johnson needs to demonstrate Corporate Responsibility in following not evading federal law.

Sincerely,
Vicki Martin, Shareholder



STEVEN M. ROSENBERG
SECRETARY
ASSOCIATE GENERAL COUNSEL

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2452
FAX: (732) 524-2185
SROSENB@ITS.JNJ.COM

November 3, 2009

VIA CERTIFIED MAIL-RETURN RECEIPT

Vicki Lee Martin

FISMA & OMB Memorandum M-07-16

Dear Ms. Martin:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on October 27, 2009 of the shareholder proposal submitted by you regarding verification of employment legitimacy under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule") for consideration at the Company's 2010 Annual Meeting of Shareholders (the "Proposal").

Please be advised that you must comply with all aspects of the Rule with respect to your shareholder proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Specifically, please confirm to us in a written statement that you intend to continue to hold the requisite number of Company securities through, April 22, 2010, the date of the Annual Meeting, as required by paragraph (b)(2) of the Rule.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send your response to me via facsimile at (732) 524-2185 or via e-mail at *srosenb@its.jnj.com*. For your convenience, a copy of the Rule is enclosed.

In the interim, you should feel free to contact either my colleague, Douglas Chia, Assistant Corporate Secretary, at (732) 524-3292 or me at (732) 524-2452 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,

Steven Rosenberg

Steven M. Rosenberg

cc: D. Chia, Esq.

Enclosure

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1: What is a proposal?***

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?***

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3: How many proposals may I submit?***

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) ***Question 4: How long can my proposal be?***

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5: What is the deadline for submitting a proposal?***

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?***

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?***

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) ***Question 8: Must I appear personally at the shareholders' meeting to present the proposal?***

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) ***Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?***

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph(i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph(i)(2)*: We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) ***Question 10: What procedures must the company follow if it intends to exclude my proposal?***

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) ***Question 11: May I submit my own statement to the Commission responding to the company's arguments?***

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) ***Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?***

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) ***Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?***

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]